UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                (Amendment No. 6)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         PLATINUM ENERGY RESOURCES INC.
                                (Name of Issuer)

                    COMMON STOCK, $.0001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    727659104
                                 (CUSIP Number)

                                 Barry Kostiner
                                189 McNamara Rd.
                          Wesley Hills, New York 10977
                                 (845) 323-0434

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               - with a copy to -

                             Eliezer Helfgott, Esq.
                            Sills Cummis & Gross P.C.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (973) 643-7000

                                November 21, 2007
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D
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CUSIP NO 727659104                                                  Page 2 of 10
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Barry Kostiner
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|
                                                                        (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Canada
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              968,130
       NUMBER OF        --------------------------------------------------------
         SHARES         8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY              7,170,100
    REPORTING PERSON    --------------------------------------------------------
          WITH          9     SOLE DISPOSITIVE POWER

                              968,130
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              7,170,100
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,138,230
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.6% (see Item 5 for an explanation)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------


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

                                  SCHEDULE 13D
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CUSIP NO 727659104                                                  Page 3 of 10
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Braesridge Energy LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|
                                                                        (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              None
                        --------------------------------------------------------
       NUMBER OF        8     SHARED VOTING POWER
         SHARES
      BENEFICIALLY            7,170,100
        OWNED BY        --------------------------------------------------------
    REPORTING PERSON    9     SOLE DISPOSITIVE POWER
          WITH
                              None
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              7,170,100
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,170,100
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      27.0% (see Item 5 for an explanation)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------


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

      This Amendment No. 6 ("Amendment No. 6") to Schedule 13D amends and supplements the statement on Schedule 13D filed by Barry Kostiner and Braesridge Energy LLC ("BEL"), as previously amended and supplemented, pursuant to a Joint Filing Agreement filed with the original Schedule 13D on September 12, 2007, with respect to the common stock, $.0001 par value per share (the "Common Stock") of Platinum Energy Resources Inc., a Delaware corporation (the "Issuer"). Capitalized terms used and not defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D and the amendments thereto.

Item 3. Source and Amount of Funds or Other Consideration

      Item 3 of this Schedule 13D is hereby amended and supplemented by adding the following:

      On November 21, 2007, BEL purchased 1,529,000 warrants to purchase Common Stock at a purchase price of $1.90 per warrant for an aggregate purchase price of $2,905,100. The source of funds for the payment by BEL for such warrants was BEL's working capital.

Item 5. Interest in Securities of the Issuer

            (a) (ii) BEL is the record owner of 3,454,800 shares of Common Stock and 3,715,300 warrants to purchase Common Stock of the Issuer (which are immediately exercisable), representing approximately 27.0% of the outstanding Common Stock. The calculation of the foregoing percentage is on the basis of 22,870,762 shares of Common Stock outstanding as of November 29, 2007. Mr. Kostiner, as the manager of BEL, in which capacity he has voting and/or investment power over the shares of Common Stock held by BEL, may be deemed to beneficially own the shares of Common Stock held by BEL. BEL disclaims beneficial ownership in the shares and warrants held by Mr. Kostiner described above Item 5(a)(i).

            (c) (i) No trades were made by Mr. Kostiner of shares of Common Stock of the Issuer since the last filing on Schedule 13D.

                  (ii) No trades were made by BEL of shares of Common Stock of the Issuer since the last filing on Schedule 13D. On November 21, 2007, BEL purchased 1,529,000 warrants to purchase Common Stock at a purchase price of $1.90 per warrant for an aggregate purchase price of $2,905,100.


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

Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 30, 2007


                                        By: /s/ Barry Kostiner
                                            ------------------


                                        Braesridge Energy LLC

                                        By: /s/ Barry Kostiner
                                            ------------------
                                            Name: Barry Kostiner
                                            Title: Manager


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